U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1.   Name and Address of Reporting Person

     J. (John) Michael Urban
     515 W. Greens Road, Suite 720
     Houston, TX 77067

2.   Issuer Name and Ticker or Trading Symbol

     Fortune Natural Resources Corporation  FPXA

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     January 2000

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to issuer (Check all applicable)
     ( )  Director  ( )  10% Owner  (X)  Officer (give title below)
     ( )  Other (specify below)

     Vice President and Chief Financial Officer

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of   |2. Transaction |3. Transaction  |4. Securities            | 5. Amount of        |6. Ownership Form:|7. Nature of
   Derivative |   Date        |   Code         |   Acquired (A) or       |    Securities       |    Direct (D) or |   Indirect
   Security   |               |                |   Disposed of (D)       |    Beneficially     |    Indirect (I)  |   Beneficial
              |   (Month/Day/ |   (Instr. 8)   |   Instr. 3, 4 and 5)    |    Owned at End     |                  |   Ownership
              |    Year)      |        |       |        | (A) or|        |    of Month         |                  |
              |               |  Code  |  V    | Amount | (D)   | Price  |    (Instr. 3 and 4) |    (Instr. 4)    |   (Instr. 4)
-------------- --------------  ----------------  ----------------------   --------------------  -----------------  --------------

Common Stock   1/21/2000       T                 14,222   A       $0.3516  21,748               I                  401(k) Plan

Common Stock                                                                5,000               I                  IRA (unchanged)

Common Stock                                                               10,000               I                  Keogh (unchanged)



-----------------------------------------------------------------------------------------------------------------------------------
TABLE II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1.Title  |2.Conver-   |3.Trans- |4.Transac- |5.Number of   |6.Date Exer-   |7.Title and     |8.Price|9.Number  |10.Owner- |11.Nature
  of     |  sion or   |  action |  action   |  Derivative  |  cisable and  |  Amount of     | of    |  of      |   ship   |   of In-
  Deriva-|  Exercise  |  Date   |  Code     |  Securities  |  Expiration   |  Underlying    | Deriv-|  Deriv-  |   Form of|   direct
  tive   |  Price of  |         |           |  Acquired (A)|  Date         |  Securities    | ative |  ative   |   Deriv- |   Bene-
  Secur- |  Derivative|         |           |  or Disposed |               |                | Secur-|  Secur-  |   ative  |   ficial
  ity    |  Security  |  (Month/|  (Instr.  |  of (D)      |               |  (Instr. 3     | ity   |  ities   |   Secu-  |   Owner-
  (Instr.|            |   Day/  |    8)     |              |  (Month/Day/  |  and 4)        |       |  Bene-   |   rity:  |   ship
   3)    |            |   Year) |           |  (Instr. 3,  |  Year)        |                |(Instr.|  ficially|   Direct |
         |            |         |           |   4 and 5)   |               |                |  5)   |  Owned   |   (D) or |  (Instr.
         |            |         |           |              |               |                |       |  at End  |   Indi-  |    4)
         |            |         |           |              |               |      |Amount   |       |  of Month|   rect   |
         |            |         |           |              |Date   |Expira-|      |or       |       |  (Instr. |   (I)    |
         |            |         |     |     |     |        |Exer-  |tion   |      |Number   |       |    4)    |  (Instr. |
         |            |         |Code | V   |(A)  | (D)    |cisable|Date   |Title |of Shares|       |          |   4)     |
--------  -----------  --------- ----------  -------------  --------------- ---------------  ------- ---------- ---------- ---------


Stock                                                       1/27/   1/26/   Common
Options   $1.16        1/27/2000 A           150,000        2000    2005    Stock  150,000   $1.16   150,000    D

Stock
Options                                                                                              120,000    D(1) (unchanged)

Stock                                                                                                150,000    D(1) (unchanged)
Options

Stock                                                                                                100,000    D(1) (unchanged)
Options

Stock                                                                                                 20,000    D(1) (unchanged)
Options

Private                                                                                               35,000    D(1) (unchanged
Warants




(1) These amounts are listed separately from the above mentioned security as they each have different terms and exercise prices.

SIGNATURE  OF REPORTING PERSON

/s/ J. Michael Urban
------------------------

DATE
January 31, 2000